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                             July 20, 2023

       Rasmus Refer
       Chief Executive Officer
       Trustfeed Corp.
       140 Broadway, 46th Floor
       New York, NY 10005

                                                        Re: Trustfeed Corp.
                                                            Amendment No. 1 to
Registration Statement on Form 10-12G
                                                            Filed July 6, 2023
                                                            File No. 000-56555

       Dear Rasmus Refer:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       June 27, 2023 letter.

       Amendment No. 1 to Registration Statement on Form 10-12G filed on July 6, 2023

       Products and Services, page 3

   1. We note your response to prior comment 3 and also note your revised disclosure on pages
                                                        F-7 and F-15,
indicating that the company generates revenue from customized data packages, which is a
Leads Ordering system for the purpose of generating lists of sales leads. Please revise to
ensure that the information in your "Products and Services" section on page 3 is consistent
with your disclosures on page F-7 and F-15, and your "Revenue
                                                        Models" section on page
5.
 Rasmus Refer
FirstName  LastNameRasmus Refer
Trustfeed Corp.
Comapany
July       NameTrustfeed Corp.
     20, 2023
July 20,
Page  2 2023 Page 2
FirstName LastName
Business
Competition, page 6

2. We note your response to prior comment 5, including your statement that your offer similar services to several leading companies "but with a much larger platform." To the extent you continue to include this disclosure, please provide support for this and other similar statements and ensure you provide balanced disclosure. For example, to the extent that you compare the size of your company platform to the platforms of leading competitors, please support your claims by providing numerical information for each competitor along with the source of the information relied upon. Additionally, to balance this disclosure, please ensure you discuss that these other companies have much higher revenue and user counts, among other metrics, than you.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Claire DeLabar, Senior Staff Accountant, at 202-551-3349 or Robert
Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Mariam Mansaray,
Staff Attorney, at 202-551-6356 or Mitchell Austin, Staff Attorney, at 202-551-3574 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:      Scott Doney